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2008

Aurizon Mines Ltd. - Financial Report

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

2

REPORT TO SHAREHOLDERS

3

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

4

MINERAL PROPERTIES – CASA BERARDI GOLD MINE, QUEBEC

5

MINERAL PROPERTIES – JOANNA GOLD PROPERTY, QUEBEC

8

MINERAL PROPERTIES – KIPAWA GOLD/URANIUM PROPERTY, QUEBEC

10

GOLD OUTLOOK

11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

12

MANAGEMENT'S RESPONSIBILITY

35

AUDITORS’ REPORT

36

FINANCIAL STATEMENTS

38

INVESTOR INFORMATION

68

Aurizon Mines Ltd. - Financial Highlights

	2008	2007 (Restated) (Note 1)	2006 (Restated) (Note 1)

Gold production (ozs)	158,830	159,469	17,731
Gold sales (ozs)	159,404	160,600	6,882
Ore milled (tonnes)	654,397	545,258	68,481

Financial Results (C$000)
Total revenue	$144,452	$119,160	$5,011
Earnings (loss)	4,921	9,351	(14,365)
Operating cash flow	60,265	44,722	(11,031)

Financial position (C$000)
Cash & cash equivalents	$34,337	$24,836	$9,465
Restricted cash	21,225	31,753	19,357
Working capital	23,873	32,227	29,770
Total assets	257,951	251,044	226,900
Long-term debt	9,430	44,924	68,840

Share Data :
Earnings (loss) per share	$0.03	$0.06	($0.10)
Weighted average shares outstanding	147,707,642	146,501,956	144,399,006
Shares issued and outstanding – December 31,	148,068,248	146,730,948	146,313,048

Note 1: The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.   The adoption of this new standard result in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

Conversion Table
Metric System	=	Imperial System
1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

Aurizon Mines Ltd. Financial Report 2008

REPORT TO SHAREHOLDERS

Fellow Shareholders,

2008 was another year of significant progress for Aurizon, which was appropriate, as it was also the 20th anniversary of the formation of the company.

Aurizon delivered a strong financial performance in 2008, enabling us to significantly reduce our debt and exit the year in a healthy financial position. We increased mineral reserves and upgraded mineral resources at our Casa Berardi mine, and also upgraded and increased our mineral resources at our Joanna project.

During the year, Aurizon generated record operating cash flow of $60.3 million, an increase of 35% from 2007. This enabled us to end the year with $55.5 million and reduce our debt by 58% to $29.2 million.

At Casa Berardi, our operating profit margin increased 23% to US$448 per ounce, we achieved the performance benchmarks established by our lending syndicate to test whether the mine was performing according to expectations, and increased our mineral reserves to 956,000 ounces of gold.  In 2009 our major focus at Casa Berardi will be exploration of the deeper region of the West Mine from the recently developed exploration drift at 810 metres below surface. We will be following up on high grade gold intersections previously discovered from surface drilling in the areas of zones 118 and 123.

At Joanna, completion of a large infill drill program on the Hosco block resulted in a significant increase and upgrade of the measured and indicated mineral resources. This information will now form the basis for a pre-feasibility study that is anticipated for completion by the end of the third quarter, 2009. In the interim, drilling will test the lateral and depth extensions of the deposit, and other recently generated targets on the project.

The future for our favorite metal has never been brighter in the Company’s twenty year history. Gold will undoubtedly move to new highs over the next several years as western world governments accelerate the printing of paper to reflate their economies and fund the ever increasing cost of healthcare, social benefits and pensions.

We would like to thank our dedicated employees and loyal suppliers and contractors, who have helped us explore our properties, discover our resources, develop our reserves and build our strong production base.

Finally, I really appreciate the support of our Board of Directors and our loyal shareholders, both large and small.  We believe that we have built a strong foundation for future growth and value creation.  Aurizon is well positioned to utilize its significant operating cash flow to unlock the potential of its properties, and pursue other opportunities to increase our long-tem production profile.

March 17, 2009

David P. Hall

Chairman, President and Chief Executive Officer

Aurizon Mines Ltd.  Financial Report 2008

ACCOMPLISHMENTS, PLANS AND OBJECTIVES

2008 ACCOMPLISHMENTS AND HIGHLIGHTS

Quebec properties, Canada

•

Gold production of 158,830 ounces of gold at Casa Berardi.

•

Renewal of gold reserves to 956,000 ounces and upgrade of gold resources to 936,000 in the Measured and Indicated category and 920,000 ounces in the Inferred category at Casa Berardi.

•

Achieved “economic completion” at Casa Berardi.

•

Completed preliminary assessment, completed infill drill program and initiated pre-feasibility at Joanna.

•

Upgrade of gold resources at Joanna to 1,530,000 ounces in the Measured and Indicated category and 1,262,000 ounces in the Inferred category.

•

Increased land position along Cadillac Break at Joanna.

Corporate

•

The Company is committed to its corporate responsibility and community initiatives and this year has supported 160 community causes in the fields of health, leisure, sports, education and professional services.

•

Michel Gilbert, Vice President of Aurizon Mines Ltd., accepted the Honorary Presidency for the 2007 – 2009 fundraising campaigns for the Dr. Jacques Paradis Fondation in Quebec, and of the regional telethon for Handicapped Persons in the Abitibi/Temiscamingue regions of Quebec.  Both campaigns were a great success.

•

Andre Falzon, Chartered Accountant, former Senior VP, Planning & Compliance of Barrick, joined the Aurizon Board of Directors.

2009 PLANS AND OBJECTIVES

Corporate

•

Build the Company’s asset base through exploration and development of existing projects and acquisitions.

•

Pursue corporate opportunities to increase reserve base and production profile on terms accretive to the Company’s shareholders.

•

Evaluate opportunities to leverage the Company’s assets into a larger, more diversified asset base on terms that are attractive and accretive to the Company’s shareholders.

•

Continue to focus on its organic growth within the Abitibi area surrounding its existing properties.

•

Increase investor awareness and recognition in Europe, North America and globally and endeavour to increase shareholder value that will be reflected in the market value of the Company’s share price.

Casa Berardi

•

Achieve gold production of 150,000 – 155,000 ounces at Casa Berardi.

•

Perform mining activities in accordance with safe and well planned mining practice, in compliance with all appropriate regulations, and the highest environmental standards.

•

Develop longer term mining plan to incorporate conversion of resources to reserves and development thereof.

Joanna

•

Drilling to focus on possible eastern extension of the Hosco deposit, testing for potential higher grade gold mineralization, and exploration targets north of the existing mineral resources.

•

Complete pre-feasibility study by third quarter of 2009.

•

Pursue opportunities to increase land position and ownership interests in the area.

LONG TERM OBJECTIVE

Build an intermediate gold producer with an attractive pipeline of exploration and development projects in mining friendly, politically stable jurisdictions.

MISSION – GLOBAL DEVELOPMENT

Aurizon believes in the philosophy of sustaining development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.  The Company strives to achieve this objective by following twelve global development principles supporting the economic, environmental and social responsibilities of the communities in which Aurizon is involved.

Aurizon Mines Ltd. - Mineral Properties

CASA BERARDI GOLD MINE, QUEBEC

Project Description/History

The Casa Berardi mine is situated 95 kilometres north of La Sarre, Quebec and straddles a 37 kilometre section of the Casa Berardi fault.  Between 1988 and 1997, approximately 690,000 ounces of gold were produced from two underground mines, approximately 5 kilometres apart, in the central portion of the property.  Aurizon acquired a 100% interest in the property in 1998 and conducted deep exploration drilling in the area of the West Mine, which was successful in discovering several new gold zones.  Of particular importance was the discovery of Zone 113, in the West mine area, which contains high grade gold mineralization in quartz veins and forms the core of the new mining operation.

Aurizon developed new underground infrastructure constructed surface facilities and rehabilitated the milling facility and fleet of mining equipment at a total cost of $103 million, and commenced production in November, 2006.

Apart from the approximate two kilometre area explored by Aurizon to a depth of 1,000 metres, the large land position has not been systematically explored to depth and, accordingly, holds significant exploration potential.

2008 Gold Production

Gold production for the year ended December 31, 2008, totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne. Recoveries for the year averaged 92.5% which was higher than anticipated. Gold production for 2008 was in line with third quarter guidance of 155,000 to 160,000 ounces.

Summary of Key Operational Statistics - Casa Berardi
	Q1	Q2	Q3	Q4	2008	2007
Operating results
Tonnes milled	163,694	160,054	161,358	169,291	654,397	545,258
Grade – grams/tonne	8.63	7.73	8.58	7.70	8.16	9.78
Mill recoveries - %	92.6%	92.7%	93.3%	91.5%	92.5%	93.0%
Gold Production – ozs	42,074	36,871	41,522	38,363	158,830	159,469
Gold sold – ozs	39,611	41,217	40,228	38,348	159,404	160,600
Per ounce data – US$
Average realized gold price	$877	$869	$845	$793	$847	$696
Total cash costs [1]	$422	$436	$405	$356	$399	$331
Amortization [2]	$191	$210	$211	$226	$209	$172
Total production costs [3]	$613	$646	$616	$582	$608	$503

Table footnotes:

1

Operating costs net of by-product credits, divided by ounces sold and divided by average Bank of Canada Cad$/US$ rate.

2

Depreciation, amortization and accretion expenses.

3

Total cash costs plus depreciation, amortization and accretion expenses.

Aurizon Mines Ltd. Financial Report 2008

Forecast Gold Production for 2009

It is estimated that Casa Berardi will produce between 150,000 – 155,000 ounces of gold in 2009 at an average grade of 7.9 grams of gold per tonne.  Average daily mine production is forecast at 1,800 tonnes per day, in line with 2008 experience.

In 2009, assuming a Canadian/U.S. dollar exchange rate of 1.20, average total cash costs per ounce are anticipated to approximate US$390 per ounce.  Onsite mining, milling and administration costs are expected to average $108 per tonne, in line with 2008 experience.

Sustaining capital expenditures at Casa Berardi are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional $6.9 million is planned for infrastructure and equipment improvements.

Mineral Reserves and Resources

Scott Wilson Roscoe Postle Associates Inc. were commissioned by Aurizon to prepare mineral reserve and mineral resource estimates, in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

Casa Berardi Mineral Reserves and Resources – as at December 31, 2008

	Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Reserves
Proven and Probable Mineral Reserves
Underground	3,201,000	8.5	875,000
Open pit	635,000	4.0	81,000
Total Mineral Reserves	3,836,000	7.8	956,000
Mineral Resources
Measured Mineral Resources	728,000	5.4	126,000
Indicated Mineral Resources	4,234,000	6.0	810,000
Total Measured & Indicated Resources	4,962,000	5.9	936,000
Inferred Mineral Resources	4,339,000	6.6	920,000

Note:

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral reserves and resources estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Mineral resources are exclusive of mineral reserves.

Mineral reserves and mineral resources for 2008 were calculated using a gold price of US$750.

“The main objectives in 2008 were to renew mineral reserves and to increase the quality of existing mineral resources in order to eventually convert mineral resources into mineral reserves, and we are pleased with the significant upgrade in mineral resources and replacement of mineral reserves.  Our strong cash flow and new drill access in the deeper area of the West Mine will enable us to upgrade mineral resources previously drilled from surface.”

David Hall, President and Chief Executive Officer

Aurizon Mines Ltd. Financial Report 2008

Mine Plan for Mineral Reserves

The current mine plan envisages mining of the current mineral reserves over five years (2009 to 2013) from 113 Zone, Lower Inter Zone, and six smaller West Mine zones, as well as the open pit and underground production from the East Mine.

Aurizon Mines Ltd. Financial Report 2008

Casa Berardi Exploration for 2009

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.  A total of $8.5 million will be initially invested at Casa Berardi, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 metres of underground drilling.

Exploration will focus on the completion of the exploration drift at the 810 metre level of the West mine, and approximately 14,000 metres of drilling, to test the depth extension of Zone 113 and the continuity and extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

The 810 metre level project will provide an underground access for drilling on the 118-120, 122 and the newly discovered 123 zones.  Work on the one kilometer long exploration drift is progressing and two drill rigs are currently active at the western end of the drift.

In addition, approximately 21,000 metres of infill drilling will be performed on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

In 2009, Aurizon intends to complete a feasibility study to finalize the technical parameters and related costs of mining the East mine crown pillar by open pit.

In addition, Aurizon intends to initiate a preliminary assessment report investigating the relative risks and opportunities of mining the Principal zone crown pillar by open pit.

Aurizon granted Lake Shore Gold Corp. (Lake Shore) an option to earn a 50% interest in Aurizon’s large land position surrounding the Casa Berardi Mine (“Casa Berardi Exploration Property”) by incurring exploration expenditures of $5 million over a five-year period.

Lake Shore has announced results from the first phase of its 2008 drill program at Casa Berardi, which included the discovery of a new gold zone, with the best intercept being 13.03 g/t Au over 6.45 metres within a broader intersection of 8.58 g/t Au over 10.4 metres at a vertical depth of 247 metres.  The new intercept is open both at depth and laterally and is located approximately 7.5 kilometres to the east of the Casa Berardi processing facility.

JOANNA GOLD PROPERTY, QUEBEC

The Joanna Gold Project is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117 and two kilometers north-east of the Rouyn-Noranda airport .  The Rouyn-Noranda mining district is well known for its base metal deposits associated with volcanic rocks and several gold deposits in the immediate vicinity of the Cadillac Break (fault) have been defined over the years.  The Joanna Gold Project comprises 111 claims and is accessible via a gravel road to the old shaft collar of the Hosco mine.

Mineralization follows multiple distinct zones along a dip between 50 and 60 degrees to the north with a western plunge.  Current mineral resources are restricted to 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

Mineral Resources

SGS Geostat Ltd. was commissioned by Aurizon to prepare mineral resource estimates in accordance with
NI 43-101.

“As the updated mineral resource estimate has confirmed the quality of the existing mineral resources, Aurizon is proceeding with the pre-feasibility study which will include all necessary technical and economic aspects for the project and address environmental and social issues, including the results of future discussions with local and municipal organizations.”

Michel Gilbert, ing. Vice President

Aurizon Mines Ltd. Financial Report 2008

Joanna Mineral Resources – as at December 31, 2008

		Tonnes	Grade Grams/tonne	Gold Ounces
Mineral Resources
Measured	Hosco	18,500,000	1.4	827,000
Indicated	Hosco Heva	11,100,000 4,200,000	1.3 1.9	446,000 257,000
Total Measured and Indicated		33,800,000	1.4	1,530,000
Inferred	Hosco Heva	19,800,000 8,600,000	1.2 1.8	774,000 488,000
Total Inferred		28,400,000	1.4	1,262,000

Notes:

1.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability

2.

Measured and indicated mineral resources for 2008 are reported to a depth of 300 metres at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources for 2008 are related to a depth of 600 metres at a cut off grade of 0.5 grams of gold per tonne.  Mineral resources for 2007 are reported to a depth of 600 metres at cut-offs from 0.5 to 1.5 grams of gold per tonne, depending of depth.

3.

Historical production of 9,700 oz (Hosco) and 10,700 oz (Heva), has not been subtracted from indicated and measured resources.

JOANNA PROJECT
Plan View

354000E
359000E
364000E
5345000N
Henricksen
Feifer
O.Conner
Vantex
Alexandria
Old Workings
Cadillac Break
Doyon 10Km
117
QUEBEC
CN
0
2km
Ore Zone Surface Projection
(Measured, Indicated, Inferred Resources)

Composite Longitudinal Section

W
E
5000E
6000E
7000E
8000E
9000E
5 km
Previous Pit Outline
(as reference)
4700m
4400m
Diabase Dyke
0
200m
Vantex
Joanna
Measured & Indicated Resources : 1,530,000 oz
Inferred Resources : 1,262,000 oz
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour

AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
as at December 31, 2008

Reference: News Release Issue: No. 6 - 2009 - Sketch B - March 11, 2009

Joanna Outlook

Two (2) drill rigs are currently active on the Joanna property, one to test a deep exploration target 400 to 700 metres down-plunge from the existing mineral resource contour, and a second drill rig is testing geophysics targets in the northern part of the property and will explore the main horizon along the recently optioned Alexandria property, to the east of the Hosco Block.

A pre-feasibility study will incorporate the new resource estimate on the Hosco block of the Joanna property as well as the results from the metallurgical and geo-mechanical tests and studies currently in progress.  In addition, a preliminary economic assessment study will be initiated on the Heva (West) block.  The studies are expected to be completed during the third quarter, 2009.

Aurizon Mines Ltd. Financial Report 2008

KIPAWA GOLD – URANIUM PROPERTY, QUEBEC

The Kipawa gold-uranium project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from its initial exploration program, Aurizon has increased its land position to 1,277 mineral claims.

Exploration programs performed in 2007 and 2008 included regional till sampling, prospecting, geophysics and soil geochemistry.  These programs lead to the discovery of gold and rare earth elements (REE) mineralization.

Rare earth elements occurrences have been discovered by Aurizon on the Kipawa property during field work in 2007 and 2008 along the contact of the Kipawa alkaline intrusive.  Mineralization occurred along the contact between a syenite intrusive and altered hosted rocks.

The first drilling program recently completed at Kipawa by Aurizon, totalled 681 metres in four (4) drill holes with the objective of testing the Snake rare earth elements target, located in the western part of the Kipawa southern claim block.  These holes intersected a broad rare earth mineralized envelope within a minimum true thickness averaging 61 to 104 metres.

In 2009, Aurizon intends to focus its exploration on the main gold targets previously identified by gold dispersion in till in 2008.    An exhaustive compilation of historical data, interpretation of geophysical surveys and study of gold grains (size, shape) obtained from glacial till sampling will be performed to better define drill targets.

“Considering the favourable project location, deposit target size and markets considerations, we are encouraged about the potential for an economic deposit at Kipawa, Aurizon intends to continue its ongoing close collaboration with the Eagle Village and Wolf Lake First Nation communities.”

Martin Demers, Exploration Manager

640 000E
660 000E
680 000E
700 000E
Belleterre
Bearn
Laniel
Temiscaming
101
QUEBEC
ONTARIO
Grenville Front
ARCHEAN
GRENVILLIAN
Gold Trends
Gold Trends
Gold Trends
Gold Trends
Rare Earth Values
Rare Earth Values
Lac Pommeroy
Lac des Loups
Outaouais River
5 220 000N
5 200 000N
5 180 000N
QUEBEC
ONTARIO
Val-d'Or
Elliot Lake
Kipawa
Grenville Front
Aurizon Claims
GEOLOGY
Belleterre Volcanic Belt
Kipawa Syenitic Complex
Gneissic Series
AURIZON MINES LTD.
KIPAWA Project (Quebec)
0
5
10km

Aurizon Mines Ltd. - Gold Outlook

THE TREND IS YOUR FRIEND

Aurizon Mines Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements”).  This report has been prepared on the basis of available information up to March 9, 2009 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 19.  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the pre-feasibility stage, and one early stage exploration project, Kipawa.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996.  In 2008, gold production from Casa Berardi totalled 158,830 ounces compared to 159,469 ounces in 2007.  It is estimated that Casa Berardi will produce approximately 150,000 – 155,000 ounces of gold in 2009 at an estimated total cash cost of US$390 per ounce, assuming a Cad/US dollar exchange rate of 1.20.  The following line chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions.  In order to achieve this, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects.  In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

Aurizon Mines Ltd.

REVIEW OF 2008

HIGHLIGHTS AND SIGNIFICANT EVENTS

Record Revenues and Operating Cash Flow

•

Cash flow from operating activities increased 35% to $60.3 million compared to 2007.

•

Revenues increased 21% to $144 million compared to 2007.

•

Net earnings of $4.9 million, or $0.03 per share, and adjusted net earnings of $9.4 million, or $0.06 per share.

•

Operating profit margin per ounce increased 23% to US$448.

Gold Production Maintained

•

Gold production of 158,830 ounces compared to 159,469 ounces in 2007.

•

Ore throughput increased 20% to 654,397 tonnes compared to 2007.

•

Total cash costs of US$399 per ounce.

Renewal of Gold Reserves and Upgrade of Gold Resources at Casa Berardi

•

Renewal of mineral reserves and five year mine life maintained.

•

Proven and probable mineral reserves of 956,000 gold ounces.

•

Measured and indicated resources of 936,000 gold ounces, a 41% increase.

•

Inferred mineral resources of 920,000 ounces.

Significant Reduction of Project Debt and Operating Benchmarks Achieved

•

Project debt reduced by $39.8 million in 2008.

•

Achieved operating performance benchmarks required by project debt lenders.

 Joanna Project Advanced from Exploration to Pre-feasibility

•

In-fill drilling of Hosco deposit completed, resulting in a significant upgrade in mineral resources.

•

Measured and indicated mineral resources of 1,530,000 gold ounces.

•

Inferred mineral resources of 1,073,000 gold ounces.

•

Pre-feasibility study initiated and completion anticipated in third quarter 2009.

Aurizon Mines Ltd.

FINANCIAL REVIEW

Key Financial Data (in $ thousands)	2008	2007 (Note 1)	2006 (Note 1)
Revenues	$144,452	$119,160	$5,011
Net Earnings (loss) for the year	$4,921	$9,351	($14,365)
Earnings (loss) - per share (Basic and Diluted)	0.03	0.06	(0.10)
Cash flow from operating activities	$60,265	$44,722	($11,031)
Cash and restricted cash	$55,562	$56,590	$28,822
Working capital	$23,873	$32,020	$29,770
Long-term debt	$9,430	$44,924	$68,840
Shareholders’ equity	$144,941	$133,363	$125,323

Note 1: The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.   The adoption of this new standard result in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

Net earnings in 2008 totalled $4.9 million, or $0.03 per share, compared to net earnings of $9.4 million, or $0.06 per share in 2007.  Factors impacting operating results in 2008 compared to 2007 were $6.2 million of additional exploration expenses charged to operations as a result of the in-fill drilling exploration activity at the Joanna project and non-cash future income and resource taxes of $5.3 million compared to a non-cash future income tax recovery of $1.3 million in 2007.

Operating results in 2008 were also impacted by non-cash derivative losses of $8.5 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $0.9 million, all on an after tax basis.  After adjusting for these items, adjusted net earnings were $9.4 million, or $0.06 per share, compared to adjusted net earnings of $14.2 million, or $0.10 per share in 2007.

In 2007, operating results were impacted by non-cash derivative losses of $4.7 million and foreign exchange losses of $0.1 million, on an after tax basis.

Cash flow from operating activities in 2008 rose 35% to $60.3 million from $44.7 million as higher realized gold prices resulted in a 23% increase in operating profit margins.  The operating profit margin in 2008 was US$448 per ounce compared to US$365 per ounce in 2007.  Gold production in 2008 totalled 158,830 ounces, almost matching the prior year’s production of 159,469 ounces.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants, and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totalling $5.3 million related to an unsolicited takeover bid.

Aurizon Mines Ltd.

Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	2008	2007	2006
(in thousands of Canadian dollars, except per share amounts)
Net earnings (loss) as reported	$4,921	$9,351	($14,365)
Add (deduct) the after-tax effect of:
Unrealized loss on derivative instruments	8,522	4,703	6,811
Foreign exchange loss (gain)	(852)	96	35
Takeover (recovery of) defense costs	(3,220)	-	4,086
Adjusted net earnings	$9,371	$14,150	($3,433)
Adjusted net earnings per share	0.06	0.10	(0.02)

Revenue

REVENUE	Q1	Q2	Q3	Q4	2008	2007
Gold sales – ozs	39,611	41,217	40,228	38,348	159,404	160,600
Per ounce data, except exchange rate
Realized gold price – US$	$877	$869	$845	$793	$847	$696
Cad$/US$ exchange rate	1.01	1.01	1.04	1.23	1.07	1.06
Realized gold price – Cad$	$883	$877	$880	$976	$903	$740
(Revenues in $ thousands)
Gold Sales	$34,987	$36,141	$35,413	$37,425	$143,966	$118,768
Silver Sales	$147	$158	$89	$92	$486	$392
Total Revenues	$35,134	$36,299	$35,502	$37,517	$144,452	$119,160

Aurizon Mines Ltd.

In 2008, Casa Berardi gold production totalled 158,830 ounces and gold sales during the year totalled 159,404 ounces, similar to 2007.  The average realized gold price in 2008 was US$847 per ounce and at an average Cad/US exchange rate of 1.07, gold sales totalled $144 million, 21% higher than 2007.  During 2008, 53,217 ounces were delivered against gold call options at an average price of US$835 per ounce, 5% lower than the average London fixing of US$876 per ounce.  Whilst the Canadian dollar fluctuated considerably during 2008 against the US dollar, the average Cad/US dollar exchange rate for the year of 1.07 was similar to the 1.06 rate in 2007.  Silver sales in 2008 totalled $0.5 million.

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales during the year totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and at an average Cad/US exchange rate of 1.06, gold sales proceeds totalled $118.8 million.

Operations

Summary of Key Operational Statistics - Casa Berardi
	Q1	Q2	Q3	Q4	2008	2007	2006
Operating results
Tonnes milled	163,694	160,054	161,358	169,291	654,397	545,258	68,481
Grade – grams/tonne	8.63	7.73	8.58	7.70	8.16	9.78	8.58
Mill recoveries - %	92.6%	92.7%	93.3%	91.5%	92.5%	93.0%	93.9%
Gold Production – ozs	42,074	36,871	41,522	38,363	158,830	159,469	17,731
Gold sold – ozs	39,611	41,217	40,228	38,348	159,404	160,600	6,882
Per ounce data – US$
Average realized gold price	$877	$869	$845	$793	$847	$696	$625
Total cash costs [1]	$422	$436	$405	$356	$399	$331	$308
Amortization [2]	$191	$210	$211	$226	$209	$172	$180
Total production costs [3]	$613	$646	$616	$582	$608	$503	$488

Table footnotes:

1

Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$ rate.

2

Depreciation, amortization and accretion expenses.

3

Total cash costs plus depreciation, amortization and accretion expenses.

In 2008, gold production totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne.  Mill recoveries for the year averaged 92.5%.  A 20% increase in ore throughput combined with 17% lower ore grades resulted in a slight decrease in gold production from 2007.

Total cash costs in 2008 were US$399 per ounce, higher than the US$331 per ounce costs in 2007, primarily the result of mining of lower ore grades.  Higher ore throughput in 2008 allowed unit operating costs to drop to $105 per tonne from $107 per tonne in 2007, partially mitigating the higher unit costs on a per ounce basis.

The operating profit margin in 2008 increased 23% to US$448 per ounce compared to US$365 per ounce in 2007, due primarily to higher realized gold prices.

Aurizon Mines Ltd.

Higher than average mine reserve ore grades and a weaker Canadian dollar in the first three quarters of 2007 together with lower ore grades in the fourth quarter and a stronger Canadian dollar, resulted in total cash costs of US$331 per ounce in 2007.

In 2007, gold production totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne.  Mill recoveries for the year averaged 93.0%, compared to the 91% recoveries anticipated in the feasibility study.  Ore production scaled up during the first half of 2007 from 1,130 tonnes per day to over 1,650 tonnes per day as additional stopes were developed.

In 2009 ore grades are expected to be slightly lower than the grades achieved in 2008, however assuming a weaker Canadian/US dollar exchange rate of 1.20 compared to 2008, total cash costs per ounce in 2009 are anticipated to decrease to US$390 per ounce.  On-site mining, milling and administrative costs are expected to average $108 per tonne, in line with 2008 experience.

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Total Cash Costs per Ounce	Q1	Q2	Q3	Q4	2008	2007	2006
(in $ thousands)
Operating costs	$16,869	$18,121	$17,025	$16,590	$68,605	$57,839	$2,436
By-product silver sales	($147)	($158)	($89)	($92)	($486)	($392)	-
Total cash costs – Cdn $	$16,722	$17,963	$16,937	$16,498	$68,119	$57,447	$2,436
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.00	1.00	1.04	1.21	1.07	1.08	1.15
Divided by ounces of gold sold	39,611	41,217	40,228	38,348	159,404	160,600	6,882
Total cash costs per ounce of gold – US$	$422	$436	$405	$356	$399	$331	$308

Aurizon Mines Ltd.

CALCULATION OF OPERATING PROFIT MARGIN PER OUNCE

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For 2008, the average realized gold price was $847 less total cash costs of $399 for an operating profit margin of $448, compared to an average realized gold price of $696 less total cash costs of $331 for an operating profit margin of $365 in 2007.

Expenses

Administrative and general costs increased to $10.9 million, compared to $8.5 million in 2007, of which $4.0 million (2007 - $3.5 million) is related to stock based compensation costs charged to operations. The significant increase in the Company’s share price over the past three years has contributed to the increase in the stock based compensation costs.  Excluding these non-cash stock option grant charges, general and administrative costs were $6.9 million in 2008, compared to $5.0 million in 2007.

In 2008, exploration activities at the Company’s two Quebec based exploration projects resulted in $11.4 million being charged to operations, which is net of $2.0 million of Quebec government assistance.  At Joanna, over 134,000 metres of drilling and preliminary pit optimization studies and mine designs were completed at a cost of $11.9 million.  At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.0 million and general exploration costs totalled $0.5 million.

In 2007, $5.2 million of exploration activities at the Company’s two Quebec based exploration projects was charged to operations, which is net of $1.9 million of Quebec government assistance.  At Joanna, over 46,000 metres of drilling and a compilation of mineral resource estimates were completed at a cost of $5.7 million. At Kipawa, regional sampling and geophysical programs were conducted at a cost of $1.2 million and general exploration costs totalled $0.3 million.

Interest costs associated with the project loan facility dropped to $2.7 million from $4.9 million in 2007, as a result of principal repayments totalling $39.8 million during 2008 together with declining interest rates throughout the year.

A non-cash charge of $10.6 million was recorded in 2008 in respect of unrealized derivative losses compared with a $6.0 million loss in 2007.  The $10.6 million charge to operations represents the increase in the net unrealized derivative liabilities of $14.8 million at the end of 2007 to $25.4 million at the end of 2008.  There are no margin requirements with respect to these derivative positions.

Capital taxes for 2008 totalled $0.4 million, compared to $0.8 million in 2007.

Other income totalling $6.2 million comprised a $4.0 million recovery of takeover defense costs incurred in 2006, interest income of $1.7 million and royalty income of $0.5 million. Interest income declined to $1.7 million from $1.9 million in 2007, primarily as a result of declining interest rates.  Royalty income from the Beaufor mine operated by Richmont Mines provided $0.5 million in 2008 compared to $0.4 million in 2007.

Income and resource taxes in 2008 totalled $6.6 million, of which $1.3 million are current Quebec mining taxes and $5.3 million are related to future income and mining taxes owing based on differences between the tax and accounting bases.  Provincial income taxes have not been applied as Aurizon has unrecognized provincial future income tax assets.

In 2007, the Company recorded a net future income tax recovery of $1.3 million, of which $3.5 million relates to a future income tax recovery in respect of a flow through financing, reduced by a $2.2 million future federal income tax expense.  Provincial tax rates have not been applied as Aurizon has unrecognized provincial future income tax assets against which the income is applied.  A future income tax recovery in respect of the flow through financings has been recorded as the Company has unrecognized future tax assets and the taxable temporary differences relating to flow through financings are expected to reverse during the loss carry forward period.

Aurizon Mines Ltd.

Summary of Quarterly Results and Fourth Quarter Review

(in thousands of dollars, except per share data)					Year Ended
2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2008
Revenue	$35,134	$36,299	$35,502	$37,517	$144,452
Operating costs	16,869	18,121	17,025	16,590	68,605
Administrative and general costs	2,569	3,313	1,866	3,182	10,929
Exploration costs	2,272	2,906	3,133	3,116	11,426
Unrealized derivative (gains) losses	9,922	(1,680)	(3,451)	5,794	10,586
Net Earnings (Loss)	(3,776)	5,643	7,108	(4,054)	4,921
Earnings (Loss) per share – basic and diluted	(0.03)	0.04	0.05	(0.03)	0.03
2007	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2007
Revenue	23,051	26,684	36,092	33,333	$119,160
Operating costs	12,686	12,824	14,859	17,470	57,839
Administrative and general costs	1,263	3,269	1,779	2,176	8,487
Exploration costs	1,182	1,048	1,328	1,684	5,242
Unrealized derivative (gains) losses	609	(8,669)	3,787	10,312	6,039
Net Earnings (Loss)	5,127	8,229	2,445	(6,450)	9,351
Earnings (Loss) per share - Basic and diluted	0.04	0.06	0.02	(0.04)	0.06

In the fourth quarter of 2008, Aurizon incurred a net loss of $4.1 million, or ($0.03) per share, compared to a loss of $6.5 million, or ($0.04) per share, in the same period of 2007.  Operating results were impacted by non-cash derivative losses of $4.7 million and foreign exchange gains of $0.7 million, on an after tax basis.  After adjusting for these items, the net loss for the quarter was $0.1 million, or $0.00 per share, compared to adjusted net earnings of $1.6 million, or $0.01 per share in the four quarter of 2007.

Mine sequencing of lower grade ore in the fourth quarter of 2008, compensated by higher ore throughput, resulted in gold production of 38,363 ounces of gold compared to 37,007 ounces in the same quarter of 2007.  Revenue from Casa Berardi operations totalled $37.5 million in the fourth quarter of 2008 from the sale of 38,348 ounces of gold, compared to revenues of $33.3 million from the sale of 44,000 ounces of gold in the same period of 2007.  In the fourth quarter of 2007, gold sales exceeded mine production by 6,993 ounces due to a drawdown of gold inventories.

In the fourth quarter of 2008, the average realized gold price was US$793 per ounce and the average Cad/US exchange rate was 1.23.  Included in the average realized gold price are 5,864 ounces sold at an average price of US$834 per ounce from the exercise of call options.  In the same period of 2007, the average realized gold price was US$770 per ounce and the average Cad/US exchange rate was 0.98.

Aurizon Mines Ltd.

Total cash costs in the fourth quarter of 2008 declined to US$356 per ounce compared to US$397 per ounce in the fourth quarter of 2007, primarily the result of a significantly weakening of the Canadian dollar against the US dollar.

The average Cad/US dollar exchange rate in the fourth quarter of 2008 was 1.21, compared to 0.98 in the same period of 2007.  Unit operating costs in the fourth quarter of 2008 were $105 per tonne, matching the average rate for the full year and compared to $102 per tonne in the fourth quarter of 2007.

Operating profit margins in the fourth quarter of 2008 increased 17% to US$437 per ounce compared to US$373 per ounce in same period of 2007, due primarily to the weaker Canadian dollar.

Cash flow from operating activities totalled $12.8 million in the fourth quarter of 2008, compared to $12.0 million in the same period of 2007.  Capital expenditures in the fourth quarter of 2008 totalled $9.0 million.

In the fourth quarter of 2008, $26.3 million was released from the restricted accounts as a result of achieving the project debt facilities operating performance benchmarks.  The Company is required to maintain a restricted cash balance at least equivalent to the principal and interest due in the following six months, which as at December 31, 2008 totalled $9.0 million.  As at December 31, 2008, restricted cash balances totalled $21.2 million.

Cash Flow

Operating Activities

Cash flow from operating activities in 2008 rose 35% to $60.3 million from $44.7 million as higher realized gold prices resulted in a 23% increase in operating profit margins.  The operating profit margin in 2008 was US$448 per ounce compared to US$365 per ounce in 2007.  Gold production in 2008 totalled 158,830 ounces, almost matching the prior year’s production of 159,469 ounces.

Investing Activities

Aggregate investing activities resulted in cash outflows of $14.7 million, compared to $25.9 million in 2007.  Capital expenditures totalled $28.0 million in 2008, of which $27.4 million was on sustaining capital and exploration at Casa Berardi.  In 2007, $17.4 million of capital expenditures were incurred, of which $16.9 million was incurred at Casa Berardi.

(in $ thousands)	2008	2007
Capital Expenditures by project:	$	$
Casa Berardi:
Exploration & feasibility studies	5,888	2,894
Underground development	14,335	7,139
Property, plant and equipment	7,192	6,830
Total Casa Berardi expenditures	27,415	16,863
Other:
Mineral property acquisitions	275	364
Property, plant and equipment	308	130
Total	583	17,357
Represented by:
Property, plant & equipment	7,500	6,960
Mineral properties	20,498	10,397
Total	27,998	17,357

Aurizon Mines Ltd.

In 2008, capital investments at Casa Berardi totaling $27.4 million included:

▪

Underground infrastructure required for the start up of Lower Inter Zone including ventilation, safety exits, pulp backfill distribution system and ore chutes.

▪

Improvement to the road access.

▪

 Adjustments to the cement plant to support future production from the Northwest and Lower Inter zones.

▪

Improvement of the existing underground mobile equipment fleet including scoops, trucks, and automatic bolting machine.

▪

Addition of underground electrical substations.

▪

Adjustment to piping for dewatering pumping system, including excavations for the pump room.

▪

1,600 metres of ramping, 2,400 metres of drifting and 500 metres of raising.

▪

12,000 metres of definition drilling within the 113 Zone.

▪

18,000 metres of exploration and infill drilling, including 14,000 metres of underground drilling and 4,000 metres of surface drilling.

In 2007, capital investments at Casa Berardi totaling $16.9 million included:

▪

Construction and installation of Geho pumping system, including excavations for the pump room, waste water silo and service raise; installation of the high pressure pipe line in the 280 metre track drift; rehabilitation of the 280 metre track drift to the East Mine shaft; and the mechanical and electrical installation of the pumps.

▪

Construction of the surface infrastructures for the backfill/exhaust raises were completed in the first quarter of 2007.

▪

Construction of a fuel bay and related infrastructure at the 690 metre level.

▪

Upgrading of the ramp primary ventilation system.

▪

Foundations constructed for a second cement silo.

▪

Construction of the cement distribution system at the 200 metre level.

▪

Raising of the tailings pond walls to increase its capacity.

▪

898 metres of ramping and 3,875 metres of drifting.

▪

177 definition drill holes totalling 8,779 metres of definition drilling within the 113 Zone and 33 holes totalling 3,182 metres within the Lower Inter Zone.

▪

24,012 metres of exploration drilling, including 8,473 metres of underground drilling and 15,539 metres of surface drilling.

Aurizon Mines Ltd.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations. These restricted cash balances decreased by $10.5 million in 2008 as a result of the release of $26.3 million to the Company’s general account after achieving the project debt facilities operating performance benchmarks; cash flow from Casa Berardi operations net of sustaining capital; principal debt repayments of $39.8 million and interest charges on the debt.

In 2007, these restricted cash balances increased by $12.3 million as a result of cash flow from Casa Berardi operations net of sustaining capital; a principal debt repayment of $4.4 million; interest charges on the debt; and the release of $19.2 million to the Company’s general account.

In 2008, Aurizon received $1.1 million (2007 - $1.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totalling $2.2 million and $2.5 million in 2008 and 2007, respectively.

Site reclamation deposits totalling $158,000 were required in 2008 for future site reclamation obligations.  In 2007, payments totalling $95,000 were made.

Financing Activities

In 2008, project debt principal repayments totalling $39.8 million were made (2007 - $4.4 million), representing 54% of the $73.5 million original drawn amount on the debt facility in 2006.

In 2008, the exercise of 1,337,350 stock options at a weighted average price of $1.98 per share provided $2.7 million.

In 2007, the exercise of 412,900 stock options at a weighted average price of $1.97 per share provided $0.8 million.

Aurizon’s aggregate operating, investing and financing activities during 2008 resulted in a net $9.5 million increase in its cash balances compared to a net increase of $15.4 million in 2007.

Balance Sheet

As at December 31, 2008, cash and cash equivalents stood at $34.3 million, compared to $24.8 million in 2007.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $21.2 million at December 31, 2008 compared to $31.8 million in 2007.

At the end of 2008, Aurizon had working capital of $24.1 million compared to $32.2 million at the end of 2007.  Included in current liabilities are two principal debt payments due in March and September 2009, totaling $21.0 million, compared to principal payments of $25.8 million included in current liabilities at the end of 2007.  Also included in current liabilities at December 31, 2008 are non-cash derivative liabilities totaling $13.7 million compared to $4.8 million at the end of 2007.

Long term debt at December 31, 2008 totalled $9.4 million of which $8.2 million is project debt and $1.2 million is refundable government assistance.  As at December 31, 2007, the Company had long term debt totaling $44.9 million.

Asset retirement obligations at December 31, 2008 increased to $20.9 million compared to $2.6 million as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities.  The new restoration cost estimate reflects the Company’s commitment to restore the mine site to a state that complies or exceeds all government standards.  This revision will require a significant increase in the future funding of Aurizon’s site reclamation deposits.

Aurizon Mines Ltd.

In February 2008, an amendment to the debt facility allowed the modification of certain operating performance benchmarks at Casa Berardi, which extended the date of achieving these parameters from January 31, 2008 to September 30, 2008, and provided that an additional principal payment totalling $15.0 million be made on March 31, 2008.  Principal payments on the project debt totaled $39.8 million in 2008.  All principal repayments may be paid from the restricted cash accounts, preserving the Company’s free cash balances.  Based upon the amended terms of the project debt facility, the principal repayment amounts and dates are as follows:

Remaining principal repayments on debt:
$ millions
March 31, 2009	$8.2
September 30, 2009	$12.8
March 31, 2010	$8.2
Total payments	$29.2

As at the date of this report, Aurizon had 148,417,482 common shares issued and outstanding.  In addition, 8.2 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.54 per share.

Related Party Transactions and Off-Balance Sheet Arrangements Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Aurizon Mines Ltd.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2008 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	More than 3 years
	$	$	$	$
Long-term debt	30,120	21,779	8,421	-
Environment and reclamation	30,509	221	284	30,004
Mineral Property acquisition & work commitments	3,150	850	2,300	-
Hydro distribution line	983	328	655	-
Government assistance	1,973	600	1,373	-
Capital leases	142	77	65	-
Head office lease	221	110	111	-
	67,098	23,965	13,129	30,004

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars.  As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.  Other than the gold put/call option contracts required in 2006 by the project debt facility, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing full exposure to commodity price risk.

In February 2006, as a condition of the $75 million project debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lenders downside price protection, the Company purchased gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over a period from January 2007 to September 2010 and paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at varying prices.  The Company also entered into currency forward contracts that match the principal repayment dates of the debt facility.

Aurizon Mines Ltd.

The Company had the following derivative positions at December 31, 2008:

	2009	2010	Total
Gold
US$500 put options purchased – ounces	84,842	65,814	150,656
Call options sold - ounces	84,842	65,814	150,656
Average strike price per ounce	US$882	US$908	US$893
Canadian–U.S. dollar (in $ thousands)
Forward sales contracts – Cad$	$39,825	$18,600	$58,425
Average exchange rate	1.11	1.11	1.11

As at December 31, 2008, the Company has gold call option contracts, which allow the Company to sell its gold production at spot market prices up to the average call option prices of US$882 per ounce in 2009, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 50% of planned production, over the remaining twenty one month term of the options, can be sold at the higher prevailing prices.  There are an equal number of gold put options with the same expiries which provides the Company the right, but not the obligation, to sell its gold production at US$500 per ounce.

The Company also has US$36 million of foreign exchange contracts that convert to $39.8 million Canadian dollars at an average exchange rate of 1.11 in 2009 and a further US$16.7 million that convert at the same rate in 2010 into $18.6 million Canadian dollars.

As at December 31, 2008, the net unrealized mark-to-market loss of the gold derivative positions totalled $19.8 million and the currency derivative losses totalled $5.6 million for a total unrealized derivative loss of $25.4 million.  This is a $10.6 million increase from the $14.8 million derivative loss position as at the end of 2007 and has been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Adoption of New Accounting Standards and Recent Pronouncements

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards which became effective January 1, 2008: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.  Management has evaluated the impact of these new accounting standards and the necessary disclosures are provided in note 18 of the financial statements for the year ended December 31, 2008.

Aurizon Mines Ltd.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed.

Inventories

CICA Handbook Section 3031, “Inventories”, replaces Section 3030, establishing standards for the measurement and disclosure of inventories.  The standard requires inventories to be measured at the lower of cost and net realizable value.  It provides guidelines on determining cost and requires the reversal of a previous write-down when the value of inventories increases.  Management evaluated the impact of this new accounting standard and the adoption had no impact on its financial statements for the year ended December 31, 2008.

Goodwill and intangible assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.  The adoption of this new standard resulted in an increase in net earnings of $3.8 million and $0.7 million, in 2007 and 2006, respectively.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS in replacement of Canadian Generally Accepted Accounting Principles for interim and year end financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted.  This transition will require the Company to present its March 31, 2011 financial statements under IFRS, with restated comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures.  The transition may also impact certain business processes, contractual agreements, debt covenants and compensation arrangements.

Aurizon Mines Ltd.

In the fourth quarter of 2008, the Company commissioned a third party service provider to assist management in preparing a diagnostic of the key elements of the transition to IFRS that will impact the Company’s financial statements.  During the second quarter of 2009, the Company will assess specific elements affecting the transition and complete a transition plan:

•

Nomination of a project manager and creation of a multi-disciplinary conversion team;

•

Assessment of impact to key components of the financial statements;

•

Determination of resource requirements (human, financial, and physical);

•

Creation of a detailed project plan with timelines and key milestones.

Subsequent to the creation of the IFRS implementation team, the Company expects to determine specific impacts to financial reporting prior to the end of the third quarter of 2009.  This assessment shall be instrumental in determining the approach required for record keeping in 2010, the first year for which IFRS shall apply as comparative information in the 2011 financial statements.

The Company’s Audit Committee is overseeing the conversion project and holds Management accountable for a successful IFRS transition.  The Company will continue to communicate progress of this conversion in its upcoming quarterly reports.

Aurizon Mines Ltd.

Outlook

Casa Berardi enters its third year of commercial operations in 2009 following the re-commencement of operations in November 2006.

All of the favourable conditions for gold stated in last year’s outlook remain the same.  Investment demand for gold is very strong as a result of turmoil in the financial markets resulting from the U.S. sub-prime mortgage meltdown, massive world-wide deficit spending, government bailouts of the banking system and other distressed industries, and expectations of continued low interest rates to avert a deep U.S. recession, are raising fears of future inflationary pressures in the world economies.  The rapid rise in the price of gold has recently resulted in a dramatic decrease in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price.  On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, power shortages and work force issues in South Africa, and significant capital cost escalations for new projects are likely to dampen future gold production.

Based upon the 2009 mine plan, it is estimated that Casa Berardi will produce approximately 150,000 – 155,000 ounces of gold at an estimated total cash cost of US$390 per ounce, using a Cad$/US$ exchange rate of 1.20.  This compares to the gold production of 158,830 ounces and a total cash cost of US$399 in 2008 at an average Cad$/US$ exchange rate of 1.07.  On-site mining, milling and administrative costs are expected to average $108 per tonne.

The average daily mine production is estimated at 1,800 tonnes per day in 2009, in line with 2008.  Ore grades are expected to average 7.9 grams per tonne compared to the 8.2 grams per tonne achieved in 2008.  Approximately 60% of the ore production will come from Zone 113, 30% from the recently developed Lower Inter Zone and the balance from smaller zones and development material.

Based upon 153,000 ounces of gold production for 2009 and using the gold price and exchange rates as at December 31st, 2008, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2008 price & exchange rates	10% Variance	Impact on Cash Flow ($ thousands)
Gold price increases	US$870	$87	(1)$10,336
Gold price declines	US$870	($87)	($15,932)
Cdn/US dollar exchange rates:
▪ Canadian dollar weakens	1.225	0.1225	(2)$11,925
▪ Canadian dollar strengthens	1.225	(0.1225)	(2)($11,949)

(1) Call options, related to the Company’s project debt facility, were sold on 84,842 ounces of gold that are exercisable at an average price of US$882 per ounce in 2009, representing approximately 55% of 2009 planned gold production, thereby limiting full participation of gold prices above US$882 per ounce.

(2) Including impact of Cad$39.8 million of foreign exchange contracts at 1.11 in 2009.

As of early March 2009, gold prices are above US$925 per ounce while the Canadian dollar has weakened against the US dollar to 1.28.

Aurizon Mines Ltd.

Containment of mine site operating costs will continue to be a challenge in 2009 despite a recent easing of cost pressures due to the rapid economic slowdown.  The cost of labour continues to rise while material costs are starting to level off or decline modestly.  Any additional ground support costs necessitated by poor ground conditions or lower productivities would negatively impact operating costs.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain financial covenants, as stipulated by the lenders.  The Company expects to meet or exceed these covenants in 2009.

Principal debt re-payments totalling $21.0 million will be made from the Company’s restricted cash accounts in 2009, resulting in residual project debt of $8.2 million by the end of 2009.

Sustaining capital expenditures at Casa Berardi are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional $6.9 million is planned for infrastructure and equipment improvements.

Casa Berardi

At Casa Berardi, exploration will focus on the completion of the exploration drift at the 810 metre level of the West mine, and approximately 14,000 metres of drilling, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, approximately 21,000 metres of infill drilling will be performed on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

A total of $8.5 million will be initially invested at Casa Berardi in 2009, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 metres of underground drilling.

In addition, Aurizon intends to complete a feasibility study on mining the crown pillar of the East Mine and a preliminary technical assessment study on mining the upper portion of the Principal zones, both by open pit mining.

Joanna

At Joanna, infill drilling of the Hosco deposit has been completed and independent consultants are currently working on a pre-feasibility study, together with a preliminary economic assessment on the Heva deposit.  The studies are anticipated to be completed in the third quarter, 2009.

In 2009, approximately $1.5 million will be initially invested to perform approximately 10,000 metres of drilling focused on the following:

a)

Possible eastern extension of the Hosco deposit on the recently optioned Alexandria property.

b)

Testing for potential higher grade gold mineralization in the down dip extension of the Hosco deposit below 500 metres.

c)

Exploration targets north of the existing mineral resources.

Kipawa

At Kipawa, future work programs will be developed to identify the source of gold values previously discovered in glacial till.

Aurizon Mines Ltd.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.   A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

During the year, the Company recognized a change in estimate of site closure and reclamation costs as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  Assumptions used in determining the Company’s obligation at December 31, 2008 include an annual inflation rate of 2%, a 10% market risk factor, and a discount rate of 4.4%.

Aurizon Mines Ltd.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Aurizon Mines Ltd.

Government Permits

Continuation of production at Casa Berardi and the potential development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

Aurizon Mines Ltd.

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi property, but Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves.  If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Aurizon Mines Ltd.

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2008.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall

Ian S. Walton
Chairman, President and

Executive Vice-President
Chief Executive Officer

and Chief Financial Officer

Vancouver, B.C., Canada
March 10, 2009

Aurizon Mines Ltd.

Independent Auditors’ Report

To the Shareholders of Aurizon Mines Ltd. (the “Company”)

We have completed integrated audits of Aurizon Mines Ltd.’s 2008 and 2007 financial statements and of its internal control over financial reporting as at December 31, 2008.  Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of Aurizon Mines Ltd. as at December 31, 2008 and December 31, 2007, and the related statements of earnings and comprehensive income, deficit and cash flow for each of the years in the two year period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

Aurizon Mines Ltd.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

Vancouver, British Columbia

March 10, 2009

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 3(a)(v) to the financial statements. Our report to the shareholders dated March 10, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 10, 2009

Aurizon Mines Ltd.

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
$		$
ASSETS CURRENT
Cash and cash equivalents (Note 16 (c))	34,337	24,837
Restricted cash (Notes 10(c) and 16 (d))	21,225	31,753
Accounts receivable and prepaid expenses	4,419	3,101
Refundable tax credits and mining duties (Note 4)	5,301	3,865
Derivative instrument assets (Note 9(a))	412	2,446
Inventories (Note 5)	10,145	8,448
75,809		74,450
Derivative instrument assets (Note 9(a))	1,420	3,417
Other assets (Note 6)	1,553	4,393
Property, plant & equipment (Note 7)	54,761	38,211
Mineral Properties (Note 8)	124,378	130,573
TOTAL ASSETS	257,951	251,044
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	15,067	11,575
Derivative instrument liabilities (Note 9(a))	13,727	4,852
Current portion of long-term debt (Note 10(a))	21,663	25,796
Current provincial mining taxes payable (Note 12(b))	1,302	-
	51,759	42,223
Derivative instrument liabilities (Note 9(a))	13,474	15,795
Long-term debt (Note 10(a))	9,430	44,924
Asset retirement obligations (Note 11)	20,905	2,598
Future income tax liabilities (Note 12(c))	17,442	12,141
TOTAL LIABILITIES	113,010	117,681
SHAREHOLDERS’ EQUITY
Share Capital (Note 13) Common shares issued – 148,068,248 (2007 – 146,730,948)	194,647	190,976
Contributed Surplus (Note 14)	872	837
Stock based compensation (Note 13(c))	9,013	6,062
Deficit	(59,591)	(64,512)
TOTAL SHAREHOLDERS’ EQUITY	144,941	133,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	257,951	251,044

The attached notes form an integral part of these financial statements

Approved on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director

Aurizon Mines Ltd.

Statements of Earnings and Comprehensive income
For the years ended December 31,

(expressed in thousands of Canadian Dollars, except for share and per share amounts)	2008	Restated (Note 3) 2007
	$	$
Revenue
Mining operations	144,452	119,160

Expenses
Operating costs	68,605	57,839
Depreciation, depletion and accretion	35,582	29,754
Administrative and general costs	10,929	8,487
Exploration costs	11,426	5,242
Unrealized derivative losses (Note 9(a))	10,586	6,039
Interest on long-term debt	2,692	4,958
Foreign exchange loss (gain)	(1,059)	123
Capital taxes	397	849
Other income (Note 15)	(6,229)	(2,212)
	132,929	111,079
Earnings for the year before income taxes	11,523	8,081
Current provincial mining taxes	(1,302)	-
Future income tax expense relating to mining duties (Note 12(c))	(3,162)	-
Future income tax recovery (expense) (Note 12(a))	(2,138)	1,270
Net earnings and comprehensive income for the year	4,921	9,351
Earnings per share Basic and diluted	0.03	0.06
Weighted average number of common shares outstanding	147,708	146,502

Aurizon Mines Ltd.

Statements of Deficit

For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
	$	$
Deficit – Beginning of year as previously reported	(69,006)	(72,244)
Retrospective adoption of new accounting standard (Note 3(a)(v))	4,494	671
Adoption of new accounting standards (Note 2(k))	-	(2,290)
Deficit – as adjusted	(64,512)	(73,863)
Net earnings for the year	4,921	9,351
Deficit – end of year	(59,591)	(64,512)

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.

Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	2008	Restated (Note 3) 2007
	$	$

OPERATING ACTIVITIES
Net earnings for the year	4,921	9,351
Adjustment for non-cash items:
Depreciation, depletion and accretion	35,582	29,754
Refundable tax credits and mining duties	(2,003)	(1,938)
Inventory obsolescence reserve	93	-
Loss (gain) on sale of property, plant & equipment	(8)	41
Stock based compensation (Note 13(c))	4,003	3,529
Unrealized derivative losses (Note 9(a))	10,586	6,039
Future income tax expense (recovery)	5,301	(1,270)
	58,475	45,506
Decrease (increase) in non-cash working capital items (Note 16(a))	1,790	(784)
	60,265	44,722
INVESTING ACTIVITIES
Reclamation deposits	(158)	(95)
Property, plant & equipment	(7,500)	(6,960)
Mineral properties	(20,498)	(10,397)
Refundable tax credits	1,783	1,447
Refundable mining duties	2,174	2,463
Restricted cash proceeds (funding)	10,528	(12,397)
	(13,671)	(25,939)
FINANCING ACTIVITIES
Issuance of shares	2,653	814
Long-term debt	(39,747)	(4,226)
	(37,094)	(3,412)
INCREASE IN CASH AND CASH EQUIVALENTS	9,500	15,371
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	24,837	9,466
CASH AND CASH EQUIVALENTS – END OF YEAR	34,337	24,837

The attached notes form an integral part of these financial statements.

Supplemental cash flow information is disclosed in Note 16.

Aurizon Mines Ltd.

Notes to Financial Statements

For the years ended December 31, 2008 and 2007

1.

NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold/uranium project.  The primary focus of the Company’s current activities is the mining and development of the Casa Berardi property in Quebec.  Mill commissioning and ramp-up of operations commenced in the fourth quarter of 2006.

The Company's performance is highly sensitive to the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 18.

b)

Principles of Consolidation

The Company has no subsidiaries as at December 31, 2008.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes.  Significant areas where management’s judgment is applied are in determining mineral reserves and resources, depreciation rates, asset impairments, contingent liabilities, future income tax valuation allowances, environmental and post-closure obligations and stock based compensation.  Actual results could differ from those estimates.

d)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value.  Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

e)

Restricted Cash

Restricted cash includes cash on hand, term deposits and short term investments with the original terms to maturity of less than six months, for which the use is restricted by the covenants or contractual obligations of a project debt facility, with the purpose of funding the operations and debt repayments on debt-financed projects.  Restricted cash investments are readily convertible to known amounts of cash and, in the opinion of management, are not subject to a significant risk of changes in value.  Restricted cash has been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion.  Mine supplies are recorded at the lower of cost and replacement cost.  In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

g)

Mineral Properties

i)

Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis.  If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment.  If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2 (g)(ii) are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

ii)

Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•

There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

•

The Company can obtain the benefit and control access to it; and

•

The transaction or event giving rise to the benefit has already occurred.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

• Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

• Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
• Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

• Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
• Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management's estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company's investment in mineral properties and property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

iii)

Exploration Properties

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized. Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

h)

Estimates of Proven and Probable Mineral Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs.  The Company depreciates some of its assets over proven and probable mineral reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives.  Depreciation of property, plant and equipment begins when assets are substantially put into service and is calculated as follows:

Asset category	Depreciation method
Mine site and tailings infrastructure	Unit of production
Machinery & Equipment	20% declining balance
Computers and software	50% declining balance
Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term.  Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

j)

Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement from which collectability is reasonably assured.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

k)

Financial Instruments

The Company’s cash, cash equivalents, and restricted cash have been classified as held for trading with the related gains and losses recorded directly in net earnings.  Accounts receivable, accounts payable and long-term debt are recorded at amortized cost.  Reclamation deposits are classified as available for sale with fair value changes recorded in other comprehensive income.  Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totalling $2.3 million were charged to deficit in 2007.

All derivatives recorded on the balance sheet are reflected at fair value.  Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to operations.

l)

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year.  The resulting gains and losses are included in the determination of earnings.

m)

Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur.  At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset.  The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

Aurizon Mines Ltd.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters.  Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

o)

Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers and employees.  The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour. Accordingly, the fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation.  Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

p)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

q)

Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year.  Diluted earnings per share are calculated using the treasury stock method.  Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

r)

Flow-through shares

The Company has financed a portion of its exploration activities through the issuance of flow through shares.  Under the terms of the flow through shares agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  The foregone tax benefit is recognized on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

s)

Comparatives

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year (Note 3(a)(v)).

Aurizon Mines Ltd.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

a)

The Company adopted the following new standards effective January 1, 2008:

(i)

Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance;

(ii)

Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks;

(iii)

Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The section also requires disclosures regarding any material uncertainties related to events and conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(iv)

Handbook Section 3031, “General Inventories”, replaces Handbook Section 3030, establishing standards for the measurement and disclosure of inventories.

The Company also elected to early-adopt the following standard in accordance with the relevant transitional provisions:

(v)

Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2006 and 2007 results have been retrospectively restated.

Following the adoption of Section CICA 3064, net earnings for the year ended December 31, 2006 increased by $0.7 million, as reflected in the Statements of Deficit.

Aurizon Mines Ltd.

3.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Continued)

The following tables outline the impact of the adoption of this accounting standard for the year ended December 31, 2007:

Effect on balance sheet:

December 31, 2007
($000)

Inventory	295
Property, plant & equipment	(831)
Mineral properties	5,970
Future income taxes	940
Decrease in deficit	4,494

Effect on statement of earnings:

Year ended December 31, 2007
($000)

Revenue	31,162
Operating costs	17,065
Depletion, depreciation and accretion	7,722
Interest on long-term debt	1,613
Future income taxes	940
27,340
Increase in net earnings	3,822

The effect on earnings per share for the year ended December 31, 2007 is an increase of $0.02 per share.

Effect on statement of cash flows:

Year ended December 31, 2007
($000)

Increase in operating activities	12,484
Decrease in investing activities	(12,484)
Financing activities	-
Change in cash flows	-

b)  International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is in the process of developing a plan for the adoption of IFRS and continues to assess the financial reporting impact of the transition to IFRS.

Aurizon Mines Ltd.

4.

REFUNDABLE TAX CREDITS AND MINING DUTIES

	2008	2007
	($000)	($000)

Quebec refundable mining duties	3,298	2,157
Quebec refundable tax credits	2,003	1,708
Total mining duties and refundable tax credits	5,301	3,865

a)   Quebec mining duties

As at December 31, 2008, the Company has accrued $3.3 million in respect of 2006 Quebec refundable mining duties.  The Company has also accrued $0.9 million (Note 6) for 2007 Quebec refundable mining duties expected to be recovered in 2010.  As at December 31, 2007, the Company had accrued $2.2 million in respect of 2005 Quebec refundable mining duties, which was received in 2008.

b)   Quebec refundable tax credits

As at December 31, 2008, the Company has accrued $2.0 million (2007 - $1.7 million) in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures.  In addition, the Company has $12.9 million of non-refundable tax credits which may be applied against Quebec capital and income taxes (Note 12(d)).

c)   Subsequent event

In February 2009, an appeal filed with the Quebec government to recover denied 2004 exploration expenditure credits was accepted, resulting in a refund of $0.5 million plus accrued interest which will be recognized in 2009.

5.

INVENTORIES

	2008	2007 (restated)
	($000)	($000)

Supplies inventory	3,019	2,227
Gold bullion & in-process inventory	7,126	6,221
Total inventories	10,145	8,448

6.

OTHER ASSETS

	2008	2007
	($000)	($000)

Quebec Refundable mining duties (Note 4)	862	4,160
Reclamation deposits (Note 11)	391	233
Workers compensation premiums	300	-
Total other assets	1,553	4,393

Aurizon Mines Ltd.

6.

OTHER ASSETS (Continued)

Effective in 2008, the Company is participating in a retrospective workers compensation premiums program in which the annual workers compensation premiums are based on the Company’s overall safety records and history of incident claims.  The calculation of the premiums for a given year can be retrospectively adjusted based on the average rate of the following four years’ premiums, resulting in adjustments to current and prior year’s provisions for the eventual amounts payable.  Thus, this program allows the Company’s current premiums to decrease based on future improvements in its health and safety performance.  As at December 31, 2008, the Company estimates it will receive a refund of $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

7.

PROPERTY, PLANT AND EQUIPMENT

	2008			2007 (restated)
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	($000)	($000)	($000)	($000)	($000)	($000)

Mine infrastructure	46,674	(9,156)	37,104	26,420	(4,413)	21,593
Machinery and equipment	23,739	(7,386)	16,353	18,951	(3,667)	15,284
Buildings and leasehold improvements	1,186	(814)	372	1,044	(785)	259
Office equipment and furniture	508	(355)	153	477	(322)	155
Computers and software	1,580	(801)	779	1,163	(243)	920
Total property plant & equipment	73,687	(18,512)	54,761	48,055	(9,430)	38,211

       Property, plant and equipment includes $0.1 million (2007 - $0.2 million) of assets under a capital lease (Note 10(d)).

8.

MINERAL PROPERTIES

	2008	2007 (restated)
	($000)	($000)
Producing mining property
Casa Berardi, Quebec
Cost	174,112	153,572
Accumulated depletion	(50,742)	(23,731)
	123,370	129,841
Exploration properties
Joanna, Quebec	933	657
Kipawa, Quebec	75	75
	1,008	732
	124,378	130,573

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES (Continued)

a)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”).  Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year.  The commitment for the first year has been fulfilled.  Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period.  If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest.  Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator.  Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

During 2008, $5.9 million (2007- $3.0 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2008, $28.2 million of these costs have been capitalized to Casa Berardi mineral property costs.

b)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from the Beaufor mine, the Company received royalties of $5 per ounce on 50% of the production when the prevailing gold price was greater than US$280 per ounce, and $12.50 per ounce when gold prices were above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2008, the Beaufor mine had produced 285,222 ounces of gold pursuant to the royalty agreement.  During 2008, the Company received royalties totalling $0.5 million in respect of the Beaufor mine (2007 - $0.4 million).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

c)

Joanna Property, Quebec

Pursuant to a letter of intent dated June 29, 2006, the Company has an option to earn a 100% interest in the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $3.5 million over three years, payments of $0.5 million in cash or shares and the issuance of 50,000 shares of the Company.  On October 13, 2006, 50,000 shares were issued at a fair value of $0.15 million pursuant to the option agreement.  As at December 31, 2008, a total of $0.4 million has been paid as per the requirements of the option agreement, consisting of $0.35 million in cash and 12,500 shares at a fair value of $45 thousand. The final $0.1 million payment is scheduled for the third anniversary date of the option agreement.  The exploration expenditures requirement of $3.5 million by the third anniversary of the date of the letter of intent has been fully incurred as at December 31, 2008.  An advance royalty of $0.5 million is payable upon completion of a feasibility study on the property.

Pursuant to a letter of intent dated January 30, 2007, the Company has an option to earn a 100% interest in twenty claims contiguous to the Joanna Property, subject to a 2% net smelter royalty, by incurring exploration expenditures of $0.35 million over three years, and payments of $0.1 million in cash.  To December 31, 2008, the Company has incurred $0.4 million in exploration expenditures and made a cash payment of $50 thousand.  The final $50 thousand cash payment is due on or before December 31, 2009.

Aurizon Mines Ltd.

8.

MINERAL PROPERTIES (Continued)

In September 2007, Aurizon signed a letter of intent with Vantex Resources Limited (“Vantex”) to acquire a 75% interest in the Joanna-Heva property consisting of two mineral claims located within the existing boundary of the Joanna property, subject to an underlying 1.0% net smelter royalty interest.  Stellar Pacific Ventures Inc. owns the remaining 25% interest in the property, which is also subject to an underlying 1.0% net smelter royalty.  In order to earn the 75% interest in the Joanna-Heva property, the Company must make cash payments of $0.6 million over a twelve month period and Vantex will retain a 1.5% net smelter royalty.  Aurizon has an option to buy back 50% of the Vantex royalty at any time at a cost of $0.5 million.  Vantex will be entitled to advance royalties at certain milestones including feasibility and commercial production.   As at December 31, 2008, the Company has made cash payments of $0.3 million toward the fulfillment of this agreement.  In January of 2009, the Company made the final payment of $0.6 million as prescribed by the option agreement.

In September 2008, the Company entered into a letter agreement with Alexandria Minerals Corporation ("Alexandria") whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the "Alexandria Claims"). One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2.0 million.   The option requires Aurizon to: make a cash payment of $0.2 million and issue shares of Aurizon having an aggregate market value of $0.2 million within thirty days of a definitive agreement (Note 13(d)); incur exploration expenditures of $0.7 million over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1.6 million, by the 2nd anniversary of the signed formal agreement.  A definitive formal agreement was signed on December 18, 2008, and in January 2009 the Company made the required payment of $0.2 million and issued $0.2 million in shares to Alexandria.

d)

Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

9.

COMMITMENTS

a)

Derivatives positions

A condition of closing the $75 million project debt facility on February 23, 2006 was the requirement to implement gold price protection and foreign currency programs (Note 10).  In 2008, the Company entered into additional foreign currency contracts to purchase Canadian dollars between January 2009 and August 2009 at an average exchange rate of 1.11.

The Company’s derivative positions at December 31, 2008 were as follows:

	2009	2010	Total
Gold
$500 USD put options purchased - ounces	84,842	65,814	150,656

Call options sold - ounces	84,842	65,814	150,656
Average call price per ounce	US$882	US$908	US$893

Canadian – U.S. dollars
Forward sales contracts – in thousands of CAD	$39,825	$18,600	$58,425
Average exchange rate CAD/USD	1.11	1.11	1.11

Aurizon Mines Ltd.

9.

COMMITMENTS (Continued)

As at December 31, 2008, the net unrealized mark-to-market loss of the gold derivative positions totalled $19.8 million, and the currency derivative positions had net unrealized mark-to-market loss of $5.6 million, for a total unrealized derivative loss of $25.4 million.  The current and non-current portions of these net losses as at December 31, 2008, are reflected in the balance sheet as follows:

	ASSETS		LIABILITIES
	Current Gains	Non-Current Gains	Current Losses	Non-Current Losses	Total Gains (Losses)
	($000)	($000)	($000)	($000)	($000)

Gold put options	412	1,420	-	-	1,832
Gold call options	-	-	(9,758)	(11,862)	(21,620)
Currency contracts	-	-	(3,969)	(1,612)	(5,581)
Totals - as at December 31, 2008	412	1,420	(13,727)	(13,474)	(25,369)

The $10.6 million increase in the total unrealized derivative loss of $25.4 million as at December 31, 2008 compared to the $14.8 million loss at the end of 2007 has been charged to operations.  There are no margin requirements with respect to these derivative positions.

b)

Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance royalty payments, is paid to those participating in the plan.  As at December 31, 2008, the cumulative incentives paid or payable totalled $0.5 million (2007 - $0.2 million).

c)    Contractual obligations

The Company’s significant contractual obligations are as follows:

(all figures undiscounted)	Total	Due in less than 1 Year	Due 1 -3 Years	Due in more than 3 Years
	($000)	($000)	($000)	($000)
Long-term debt	29,250	21,000	8,250	-
Interest on long-term debt	870	779	91	-
Capital leases	142	77	65	-
Reimbursable government assistance	1,973	600	1,373	-
Environmental and reclamation	30,509	221	284	30,004
Mineral properties commitments	3,150	850	2,300	-
Hydro Quebec – distribution line	983	328	655	-
Head Office Lease	221	110	111	-
	67,098	23,965	13,129	30,004

Aurizon Mines Ltd.

10.

LONG-TERM DEBT

a)    Long-term debt

	2008	2007
	($000)	($000)
Project loan facility	29,161	68,837
Capital lease obligation	142	213
Reimbursable government assistance	1,790	1,670
	31,093	70,720
Less current portions:
Project loan facility	(21,000)	(25,725)
Capital lease obligation	(77)	(71)
Reimbursable government assistance	(586)	-
	(21,663)	(25,796)
Long-term debt	9,430	44,924

b) Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as collateral for the senior debt.  Initially, the loan facility had a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  Following an amendment to the credit agreement in February 2008 (described below), the loan term was reduced to 4 years with the final principal repayment date on March 31, 2010.  The Company may borrow in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 0.875%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 1.875%.  The loan may be repaid at any time without penalty.

The project loan facility has the following financial covenants:

i)

Debt Service Coverage Ratio:  This represents the ratio of Casa Berardi mine site cash flow to the principal and interest costs for the twelve months preceding a principal payment date.  The Company shall, as of each principal payment date, maintain the debt service coverage ratio at greater than or equal to 1.10:1.00.

ii)

Current Ratio:  The Company is required to, at all times after meeting certain operational benchmarks, maintain the current ratio, excluding any derivative instruments assets and liabilities, at greater than 1.50:1.00.

iii)

Tangible Net Worth:  The Company shall, at all time, maintain a tangible net worth at an amount at least equal to $90 million.

The Company is not in default with respect to any of the covenants above.

The credit agreement relating to the Casa Berardi project debt facility was amended on February 27, 2008, allowing the modification of certain operating performance benchmarks that must be achieved at Casa Berardi; extending the date of achieving these parameters from January 31, 2008 to September 30, 2008; and providing that the Company make a $15 million prepayment on the outstanding debt on March 31, 2008.   This prepayment was in addition to the scheduled payment of $12.9 million due on March 31, 2008.  The parameters were achieved in the second quarter of 2008, and thereby triggering a decrease in the interest rates from prime plus 1.25% to prime plus 0.875% on the prime rate loans, and from CDOR plus 2.25% to CDOR plus 1.875% on the bankers’ acceptance loans.

Aurizon Mines Ltd.

10.

LONG-TERM DEBT (Continued)

The following shows the principal repayments on the outstanding project debt.  Payments due within one year have been reflected as a current portion of the outstanding debt (see note 10(a)):

Date	Principal Repayment
($000)
March 31, 2009	8,250
September 30, 2009	12,750
March 31, 2010	8,250
Total	29,250
Less: Current portion	(21,000)
Long term portion of project loan facility	8,250

c)

Restricted cash

As at December 31, 2008, in accordance with the terms of the $75 million project loan facility, $21.2 million (December 31, 2007 - $31.8 million) was held in restricted accounts to be used to fund Casa Berardi project costs and service the project debt.  The debt facility allowed for the Company to gain access to the restricted cash once it was able to show consistent, sustained production levels by achieving certain operational targets agreed upon with the lenders.  Prior to achieving these targets, the restricted funds could only be used to sustain Casa Berardi mining operations and make debt repayments.  During the year, the Company achieved these targets, thereby enabling the Company to withdraw funds from the restricted accounts after every scheduled principal repayment, whilst maintaining a balance equal to at least the estimated amount of principal and interest due on the next repayment date.

d)

Government assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi.  As at December 31, 2008, repayment of 30% of the assistance is due within the next 12 months, an additional 30% within the next 24 months, and the remaining 40% within the next 36 months.  In 2008, the fair value of the government assistance totalling $1.8 million has been recorded as a liability (Note 10(a)) and the carrying value of the mineral property has been increased by the same amount.  The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received for Casa Berardi in the past eight years.

e)

Capital Lease

The Company is obligated to pay $0.1 million under various capital leases for equipment, of which $77 thousand is due in 2009.  The leases, which initially had terms of 48 months, provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.  Interest charges of $14 thousand (2007 - $19 thousand) relating to capital leases have been charged to earnings.

Aurizon Mines Ltd.

10.

LONG-TERM DEBT (Continued)

The following outlines the estimated future minimum lease payments under the leases:

Year	($000)
2009	$77
2010	$65
Total	$142

11.

ASSET RETIREMENT OBLIGATIONS

	2008	2007
	($000)	($000)
Asset retirement obligations – beginning of year	2,598	2,247
Obligations incurred during the year	18,123	188
Accretion expense	184	163
Asset retirement obligations – end of year	20,905	2,598

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	($000)
Casa Berardi, Quebec:
Initial obligation estimate	2,726	8.0%	2014
Changes in cash flow estimates	27,783	4.4%	2020
	30,509	4.7%	2020

As at December 31, 2008, $0.4 million (2007 - $0.2 million) of reclamation deposits (Note 6) had been invested in restricted deposits for future site reclamation obligations at Casa Berardi.  Asset retirement obligations at December 31, 2008 increased as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities.  The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities.  The new restoration cost estimate reflects the Company’s commitment to restore the mine site to a state that complies or exceeds all government standards.

Aurizon Mines Ltd.

12.

INCOME TAXES

a)

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2008	2007 (restated)
	($000)	($000)
Earnings before income taxes	11,523	8,081
Combined Federal and Provincial rates	30.90%	32.02%
Income taxes at combined Federal and Provincial rates	3,561	2,588
Increase (decrease) resulting from:
Change in valuation allowance	(1,911)	(3,433)
Benefit related to non-taxable Quebec mining duties refund	-	(276)
Effect of change in enacted Federal tax rates	(765)	(1,304)
Non-deductible costs	1,253	1,155
Future income tax expense (recovery)	2,138	(1,270)

As a result of the renunciation of tax benefits relating to flow through shares in 2007, tax benefits not previously recognized have been offset against the future tax liabilities arising on flow through share renunciation.  This resulted in tax recoveries being recorded in 2007 of $3.5 million with a corresponding reduction in shareholders’ equity.  The recoveries in 2007 of $3.5 million, reduced by the net federal future income tax liabilities of $2.2 million, result in a net future income tax recovery of $1.3 million in 2007.

b)

Current provincial mining taxes payable

As at December 31, 2008, current mining taxes payable total $1.3 million (2007 – nil).  Quebec mining duties taxes are payable at a tax rate of 12% of Quebec mining income.  The Company has approximately $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years.

c)

Future income tax liabilities

	2008	2007 (restated)
	($000)	($000)
Federal future income tax liabilities	4,387	2,248
Quebec mining duties future income tax liabilities	13,055	9,893
Future income tax liabilities	17,442	12,141

Aurizon Mines Ltd.

12.

INCOME TAXES (Continued)

d)

Temporary differences giving rise to future income tax assets and liabilities

	2008	2007 (restated)
	($000)	($000)
Future income tax assets
Property, plant & equipment	-	1,311
Unrealized derivative losses	8,269	5,554
Asset retirement obligations	5,624	699
Other	241	421
Non-capital losses	-	613
	14,134	8,598
Less: valuation allowance	(1,899)	(3,734)
	12,235	4,864

Future income tax liabilities
Unrealized derivative gains	556	1,577
Mineral properties	13,870	5,075
Property, plant & equipment	1,657	-
Other	539	460
	16,622	7,112
Net federal future income tax liabilities	4,387	2,248

The Company has approximately $104 million of accumulated federal exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  Similar Quebec accumulated costs total $150 million.

In addition, the Company has Quebec non-refundable tax credits of $12.9 million which may be carried forward from 2013 to 2018, before expiring and $6.0 million of federal non-refundable tax credits which may be carried forward from 2023 to 2028.  No benefit has been recognized in respect of these amounts.

13.

SHARE CAPITAL

a)

Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

b)

Issued and fully paid

Common Shares	Shares	Amount
	(000’s)	($000)
December 31, 2006	146,313	193,330
Future income tax effect of flow through shares	-	(3,518)
Mineral property payments	5	18
Exercise of stock options	413	1,146
December 31, 2007	146,731	190,976
Exercise of stock options	1,337	2,654
Fair value of stock options exercised	-	1,017
December 31, 2008	148,068	194,647

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees.  The exercise price of the options is based upon the trading price of the common shares at the date of grant.  Certain of the options vest immediately and are exercisable at the date of grant and others vest over a three year period, of which 25% vest immediately.  The maximum number of options available under the Plan may not exceed 10.4 million shares.

The status of stock options granted to employees and directors as at December 31, 2008 and 2007 and the changes during the years ended on those dates is presented below:

	2008		2007
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000’s)		(000’s)

Outstanding at beginning of year	6,605	$3.09	3,364	$2.02
Granted	3,305	$3.75	3,761	$3.94
Exercised	(1,337)	$1.98	(413)	$1.97
Expired or forfeited	(55)	$4.25	(107)	$3.74
Outstanding at end of year	8,518	$3.51	6,605	$3.09
Vested and exercisable at the end of the year	5,534	$3.35	4,665	$2.74

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

A summary of information about the incentive stock options outstanding at December 31, 2008 is as follows:

Exercise prices	Number outstanding (000’s)	Weighted-average remaining contractual life	Weighted-average exercise price
$1.37 - $1.99	395	1.9 years	$1.37
$2.00 - $2.99	3,287	3.9 years	$2.73
$3.00 - $3.99	1,684	3.6 years	$3.78
$4.00 - $4.99	1,932	3.3 years	$4.11
$5.00 - $5.02	1,220	4.3 years	$5.02
	8,518	3.7 years	$3.51

In May 2008, incentive stock options were granted to officers, directors and employees to purchase up to 1.24 million shares at an exercise price of $5.02 per share.  The fair value of the options granted was estimated as $1.98 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $2.5 million, of which $1.2 million was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1.3 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In August 2008, incentive stock options were granted to employees to purchase up to 65,000 shares at an exercise price of $4.29 per share.  The fair value of the options granted was estimated as $1.66 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $0.1 million, of which $27 thousand was expensed immediately based on the options that vested upon the grant.  The remaining cost of $81 thousand shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

In December 2008, incentive stock options were granted to officers, directors and employees to purchase up to 2.0 million shares at an exercise price of $2.95 per share.  The fair value of the options granted was estimated as $1.36 per share option on the date of grant based on the Black-Scholes option-pricing model.  The total stock based compensation cost associated with this grant was $2.7 million, of which $1.3 million was expensed immediately based on the options that vested upon the grant.  The remaining cost of $1.4 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

The current year aggregate stock based compensation charges relating to options vested immediately on the grant dates as detailed above totals $2.5 million (2007 - $2.9 million).  Additional stock based compensation charges totalling $1.5 million (2007 - $0.6 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  Reversals of stock based compensation expenses relating to forfeited options totalled $10 thousand.  Thus, the total stock based compensation charge for the current year is $4.0 million (2007 - $3.5 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2008	2007
Expected volatility	51%	47%
Risk-free interest rate	2.57%	4.10%
Expected lives	4.2 Years	4.4 Years
Dividend yield	Nil	Nil

Aurizon Mines Ltd.

13.

SHARE CAPITAL (continued)

The stock based compensation costs and changes in stock based compensation equity for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	($000)	($000)
Stock based compensation costs	4,003	3,674
Allocated as follows:
Charged to operations	4,003	3,529
Capitalized to mineral properties	-	145
Stock based compensation – Equity section
Beginning of year	6,062	2,822
Stock based compensation expense	4,003	3,674
Exercise of stock options	(1,017)	(332)
Forfeited stock options	(35)	(102)
End of year	9,013	6,062

As at December 31, 2008, there are 1.9 million stock options available for granting (2007 – 3.7 million) as per the provisions in the Company’s stock option plan.

14.

CONTRIBUTED SURPLUS

	2008	2007
	($000)	($000)
Contributed surplus – beginning of year	837	743
Forfeited stock options	35	94
Contributed surplus – end of year	872	837

Aurizon Mines Ltd.

15.

OTHER INCOME (EXPENSE)

	2008	2007
	($000)	($000)
Royalty income (Note 8(b))	516	393
Recovery of takeover defense costs	4,000	-
Gain (loss) on disposal of property, plant & equipment	8	(41)
Interest income	1,705	1,860
Other income	6,229	2,212

16.

CASH FLOW INFORMATION

a)

Analysis of change in non-cash working capital items

	2008	2007
	($000)	($000)
Accounts receivable and prepaid expenses	(1,318)	(133)
Gold inventory	(288)	(512)
Supplies inventory	(885)	(241)
Non-refundable taxes	2,091	(453)
Current provincial mining taxes payable	(1,302)	-
Accounts payable and accrued liabilities	3,492	555
Decrease (increase) in non-cash working capital	1,790	(784)

b)

Other information

	2008	2007
	($000)	($000)
Interest paid	2,692	4,958
Non-cash items:
Fair value of shares issued for mineral properties	-	18

c)

Cash and cash equivalents

	2008	2007
	($000)	($000)
Cash	9,478	21,784
Short-term investments *	24,859	3,053
Cash and cash equivalents	34,337	24,837

* Bankers’ acceptances with maturities at the date of acquisition of less than three months, bearing interest at rates between 1.2% and 2.5% (bearing 4.4% in 2007).

Aurizon Mines Ltd.

16.

CASH FLOW INFORMATION (Continued)

d)

Restricted cash

	2008	2007
	($000)	($000)
Cash	9,936	3
Short-term investments *	11,289	31,750
Restricted cash	21,225	31,753

* Bankers’ acceptances and bearer deposit notes with maturities at the date of acquisition of less than six months, bearing interest at rates varying from 1.53% to 3.51% (4.55% to 4.9% in 2007).

17.

FINANCIAL INSTRUMENTS

a)

Fair value and categories of financial instruments

On adoption of the new Financial Instruments standards described in Note 2 (k), the Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification
Cash and cash equivalents, restricted cash, derivative instruments	Held for trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.
Reclamation deposits	Available for sale	Measured at fair value at each balance sheet date with changes in fair value carried to other comprehensive income in the period in which the changes occur.
Accounts receivable	Loans and receivables

Recorded at cost, or amortized cost in the case of interest bearing instruments.  Initially, the cost of the instrument is its fair value, adjusted as appropriate for transaction costs.  The entity accrues interest income/expense over the life of the instrument.

Accounts payable and accrued liabilities Long-term debt	Other financial liabilities

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement.  The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

b)    Management of capital risk

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of debt (Note 10), and equity components consisting of capital stock and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, utilize its current available project debt facility, or enter into new debt arrangements.

Aurizon Mines Ltd.

17.

FINANCIAL INSTRUMENTS (Continued)

c)   Interest rate risk

The Company’s cash, cash equivalents and restricted cash bear interest at fixed rates and have maturities as described in Notes 15(c) and 15(d).  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.  Long-term debt bears interest at a variable rate and matures as described in Note 10(b), and as such the Company does not bear any interest rate risk other than market risk.  The weighted average interest rate paid by the Company during the year on its outstanding debt was 5.88%.

Based on the balance of outstanding project debt and the Company’s borrowing rate as at December 31, 2008, an interest rate fluctuation of 100 basis points, or 1%, will cause a $0.2 million dollar fluctuation in the Company’s interest expense over the next twelve months.

Based on the interest rates in effect on all cash, cash equivalents, and restricted cash balances as at December 31, 2008, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $0.4 million over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $0.6 million over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2008.

d)  Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument.

The Company mitigates credit risk by investing its cash, cash equivalents and restricted cash with Schedule I and Schedule II banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions.   The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A or better as determined by the most recent S&P credit ratings.  The gold price protection contracts are shared between two counterparties, the largest one having 79% of the contracts.  The Company’s foreign exchange contracts are held with three counterparties, holding 46%, 33% and 21% of the contracts, respectively.  There are no margin calls with respect to these derivative positions.

e)   Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 and has entered into additional discretionary contracts (Notes 9 and 10).  These programs allow the Company to purchase Canadian dollars at predetermined exchange rates varying between 1.10 and 1.12 (Canadian dollars per U.S. dollar).

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of operations and deficit are summarized as follows:

a)

Balance Sheets

	2008			2007 (restated)
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
	($000)		($000)	($000)		($000)
Cash	34,337		34,337	24,837		24,837
Restricted cash	21,225		21,225	31,753		31,753
Accounts receivable and prepaids	4,419		4,419	3,101		3,101
Refundable mining duties and tax credits	5,301		5,301	3,865		3,865
Derivative instrument assets	412		412	2,446		2,446
Inventories (d)	10,145	(501)	9,644	8,448	(106)	8,342
Current assets	75,632		75,338	74,243		74,344

Derivative instrument assets	1,420		1,420	3,417		3,417
Other assets	1,553		1,553	4,393		4,393
Property, plant & equipment	54,761		54,761	38,211		38,211
Mineral properties (d)	124,378	(8,134)	116,244	130,573	(10,102)	120,471
Total assets	257,951		249,316	251,044		240,836
Current liabilities	15,067		15,067	11,575		11,575
Derivative instrument liabilities	13,727		13,727	4,852		4,852
Current portion of long term debt (g)	21,663	(610)	21,053	25,796	(610)	25,186
Current provincial mining taxes payable	1,302		1,302	-		-
	51,759		51,759	42,223		41,613
Derivative instrument liabilities	13,474		13,474	15,795		15,795
Long-term debt (g)	9,430	(457)	8,973	44,924	(1,067)	43,857
Asset retirement obligations	20,905		20,905	2,598		2,598
Future income taxes	17,442	(1,302)	16,140	12,141	(1,642)	10,499
Total liabilities	113,010		110,641	117,681		114,362

Share capital (f)	194,647	3,590	198,237	190,976	3,590	194,566
Contributed surplus	872	288	1,160	837	288	1,125
Stock based compensation	9,013		9,013	6,062		6,062
Deficit	(59,591)	(10,144)	(69,735)	(64,512)	(10,768)	(75,280)
Total shareholders’ equity	144,941		138,675	133,363		126,474
Total liabilities & shareholders’ equity	257,951		249,316	251,044		240,836

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)

Statements of Operations and Deficit

	2008	2007 (restated)
	($000)	($000)
Net earnings for the year - under Canadian GAAP	4,921	9,351
Depletion and depreciation (d)	1,771	272
Government assistance (e)	(198)	(1,669)
Amortization of deferred finance costs (g)	(610)	(574)
Future income tax expense (d)	(339)	(1,051)
Net earnings for the year – under U.S. GAAP	5,545	6,329
Deficit - under U.S. GAAP – Beginning of Year	(75,280)	(81,609)
Deficit – under U.S. GAAP – End of Year	(69,735)	(75,280)
Basic and diluted earnings per common share - under U.S. GAAP	0.04	0.04

c)

Statements of Cash Flow

	2008	2007 (restated)
	($000)	($000)
Cash flow from operating activities – under Canadian GAAP	60,265	44,722
Deferred finance costs (g)	-	(42)
Cash flow from operating activities – under U.S. GAAP	60,265	44,680
Investing activities – under Canadian GAAP	(13,671)	(25,939)
Deferred finance costs (g)	-	42
Cash flow from investing activities – under U.S. GAAP	(13,671)	(25,897)

d)

Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, exploration costs are expensed as incurred.  As at December 31, 2008, mineral properties under Canadian GAAP include $8.1 million of capitalized exploration and development costs, net of amortization, that are expensed under U.S GAAP.   These differences result in a $1.8 million reduction of depletion and depreciation expense in 2008 (2007 - $0.3 million) and a $0.3 million increase in future income taxes in 2008 (2007 - $1.1 million) under U.S. GAAP.

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production.  Under Canadian GAAP, the fair value of the debt was recognized in 2007 through an increase in the value of mineral properties since the original funding and related exploration expenditures were capitalized to mineral properties.  The fair value of the debt was established at $1.6 million and is being accreted over the term of the agreement.  As at December 31, 2008, the fair value of the debt was $1.8 million (2007 - $1.7 million).

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.7 million charge to operations in 2007.

f)

Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP.  For SFAS 109, “Accounting for Income Taxes”, the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.  Under U.S. GAAP, future income taxes differ because of the different accounting treatment for flow-through shares.

g)

Deferred Finance Costs

Under Canadian GAAP, adoption of CICA Handbook Section 3855 in 2007, resulted in unamortized deferred finance costs totalling $2.3 million to be charged to deficit.  Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt.

h)

FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

Under US GAAP effective January 1, 2007 the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Aurizon Mines Ltd.

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)

SFAS No. 157-2 – Effective Date of FASB Statement No. 157

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company is currently evaluating the potential impact of adopting this statement.

j)

SFAS No. 159 – Fair value option for financial assets and liabilities

In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value. The adoption of this Interpretation did not have a significant effect on the company’s results of operations or financial position.

k)

Impact of recently issued accounting standards:

i)

SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.

ii)

SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•

all business acquisitions would be measured at fair value

•

the existing definition of a business would be expanded

•

pre-acquisition contingencies would be measured at fair value

•

most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)

•

obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•

liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, as of the acquisition date

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

•

in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for periods beginning on or after December 15, 2008. We do not expect the adoption of this interpretation to have a significant effect on the Company’s results of operations or financial position.

Aurizon Mines Ltd.

Aurizon Mines Ltd. - Investor Information

Abitibi
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